UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Coffee Holding Co., Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

129176105
(CUSIP Number)

Steven M. Skolnick Lowenstein Sandler PC 65 Livingston Avenue Roseland, NJ 07068 (973) 597-2500
(Name, address and telephone number of person authorized to receive notices and communications)

September 12, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 129176105	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Andrew Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 394,392
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0*
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 394,392*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,392*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

*  As of September 18, 2012, Andrew Gordon (the “Reporting Person”) holds a total of 394,392 shares of common stock, par value $0.001 per share (“Common Stock”), of Coffee Holding Co., Inc., a Nevada corporation (the “Issuer”), or 6.2% of the shares of Common Stock deemed issued and outstanding.  The shares of Common Stock reported in the table above include (i) 50,011 shares of Common Stock held by the Reporting Person as custodian for his two minor children and (ii) 344,381 shares of Common Stock held by the Reporting Person through A Gordon Family Ventures LLC (the “Gordon LLC”).  The Reporting Person has sole voting and dispositive power over all of these shares of Common Stock.  The beneficial ownership percentage is based on 6,372,309 shares of Common Stock issued and outstanding as of September 11, 2012 as disclosed in the Issuer’s Report on Form 10-Q (File No. 121088582), filed with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 129176105	SCHEDULE 13D	Page 3 of 4 Pages

ITEM 1. SECURITY AND ISSUER

The securities as to which this Amendment Number 6 to Schedule 13D (the “Amendment”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of the Issuer, whose principal executive offices are located at 3475 Victory Boulevard, Staten Island, NY 10314.

ITEM 2. IDENTITY AND BACKGROUND

(a)           Name: Andrew Gordon

(b)           Business Residence: 3475 Victory Boulevard, Staten Island, NY 10314

(c)           Present Occupation: The Reporting Person is the President, Chief Executive Officer, Chief Financial Officer and Treasurer of the Issuer.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

As of September 18, 2012, the Reporting Person holds a total of 394,392 shares of Common Stock of the Issuer, or 6.2% of the shares of Common Stock deemed issued and outstanding.  The shares of Common Stock reported in the table above include (i) 50,011 shares of Common Stock held by the Reporting Person as custodian for his two minor children and (ii) 344,381 shares of Common Stock held by the Reporting Person through the Gordon LLC.  The Reporting Person has sole voting and dispositive power over all of these shares of Common Stock.  The beneficial ownership percentage is based on 6,372,309 shares of Common Stock issued and outstanding as of September 11, 2012 as disclosed in the Issuer’s Report on Form 10-Q (File No. 121088582), filed with the SEC.

Except as follows, the Reporting Person has no plans or proposals which relate to or would result in any of the effects specified in subparagraphs (a) through (j) in the text of Item 4 of Schedule 13D.  The Reporting Person intends to continue to sell a portion of his holdings in the Issuer’s Common Stock over the course of the next year in connection with the Reporting Person’s individual long-term asset diversification and tax financial planning strategies, but only if the stock meets the minimum price threshold as specified in the Reporting Person’s previously disclosed Ruled 10b5-1 trading plans (the “Trading Plans”) described in the Issuer’s Report on Form 8-K, filed with the SEC on March 9, 2012.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a-b)        The Reporting Person beneficially owns (with sole voting and dispositive power) 394,392 shares of Common Stock, which represents approximately 6.2% of the outstanding Common Stock of the Issuer.

(c)           On September 12, 2012, the Reporting Person sold 129,542 shares of the Issuer’s Common Stock, at an average weighted price of $9.00 in connection with the Reporting Person’s Trading Plans.

Following these transfers, the Reporting Person is the beneficial owner of 394,392 shares of the Issuer’s Common Stock, or approximately 6.2% of the Issuer’s outstanding Common Stock.  The Reporting Person has sole voting and dispositive power over such shares.  Other than the transactions described herein, during the 60 days prior to the date hereof, there were no transactions effected in the Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) by the Reporting Person or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

(d)          Other than with respect to the 50,011 shares of Common Stock of the Issuer acquired by the Reporting Person as custodian for his minor children, no person or entity other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer’s Common Stock reported on this Amendment.

(e)           Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL REQUIRED TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2012	By:	/s/ Andrew Gordon

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).